UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)

VITACOST.COM, INC.

(Name of Subject Company (Issuer))

VIGOR ACQUISITION CORP.

(Offeror)

a wholly-owned direct subsidiary of

THE KROGER CO.

(Direct Parent of Offeror)

(Names of Filing Persons)

Common Stock, Par Value $0.00001 Per Share

(Title of Class of Securities)

92847A200

(Cusip Number of Class of Securities)

Christine S. Wheatley, Esq.

Group Vice President, Secretary and General Counsel

1014 Vine Street

Cincinnati, OH 45202

(513) 762-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Michael J. Aiello, Esq.

Matthew J. Gilroy, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$286,667,430.76	$36,922.77

*	Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.00001 per share, of Vitacost.com, Inc. (the “Company”), at a purchase price of $8.00 per share, net to the holder thereof in cash, without interest thereon and subject to any required tax withholding. The underlying value of the transaction was calculated based on the sum of: (i) 34,222,898 issued and outstanding shares of common stock of the Company, multiplied by $8.00 per share; (ii) 3,971,785 shares of common stock of the Company underlying outstanding options with an exercise price that is less than $8.00 per share, multiplied by $2.28 per share (which is equal to the difference between $8.00 and $5.72, the weighted average exercise price of such options that have an exercise price that is less than $8.00 per share); (iii) 276,900 shares of common stock of the Company underlying outstanding restricted stock units, multiplied by $8.00 per share; and (iv) 1,680,601 shares of common stock of the Company underlying outstanding warrants, multiplied by $0.96 per share (which is equal to the difference between $8.00 and $7.04, the weighted average exercise price of such warrants). The foregoing numbers of shares of common stock, options, restricted stock units and warrants have been provided by the issuer to the offeror and are as of the close of business on July 15, 2014, the most recent practicable date. The filing fee was determined by multiplying 0.000128800 by the proposed maximum aggregate value of the transaction of $286,667,430.76.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction value by 0.000128800.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $36,922.77	Filing Party: The Kroger Co. and Vigor Acquisition Corp.
Form or Registration No.: Schedule TO	Date Filed: July 18, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☒	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

1	NAMES OF REPORTING PERSONS The Kroger Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,678,665
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,678,665
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,678,665
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 89.11%
14	TYPE OF REPORTING PERSON CO

1	NAMES OF REPORTING PERSONS Vigor Acquisition Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,678,665
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,678,665
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,678,665
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 89.11%
14	TYPE OF REPORTING PERSON CO

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by The Kroger Co., an Ohio corporation (“Kroger”), and Vigor Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Kroger, with the Securities and Exchange Commission on July 18, 2014 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.00001 per share (the “Shares”), of Vitacost.com, Inc., a Delaware corporation (the “Company”), at a purchase price of $8.00 per Share, net to the holder thereof in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 18, 2014 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO, which, together with any amendments or supplements thereto, collectively constitute the “Offer”.

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in the Schedule TO.

This Amendment is being filed to amend and supplement Items 1 through 9 and Item 11 as reflected below and to amend and supplement Item 12 with an additional exhibit.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

“The Offer and withdrawal rights expired as scheduled at 5:00 PM, New York City time, on August 15, 2014 (such date and time, the “Expiration Time”), and the Offer was not extended. Purchaser was advised by the Depositary that, as of the Expiration Time, a total of 29,842,390 Shares had been validly tendered into and not withdrawn from the Offer, representing approximately 86.68% of the aggregate number of Shares then issued and outstanding. In addition, Purchaser was advised by the Depositary that, as of the Expiration Time, Notices of Guaranteed Delivery had been delivered with respect to 836,275 Shares, representing approximately 2.43% of the aggregate number of Shares then issued and outstanding. Accordingly, the number of Shares tendered pursuant to the Offer satisfied the Minimum Condition.

All conditions to the Offer having been satisfied, Purchaser accepted for payment, and expects to promptly pay for, all Shares validly tendered into and not validly withdrawn from the Offer.

Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Kroger and Purchaser intend to complete the acquisition of the Company through the Merger as promptly as practicable without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL. At the Effective Time, each of the then issued and outstanding Shares (other than (i) Shares owned by Kroger, Purchaser or the Company, (ii) Shares held by any subsidiary of the Company or Kroger (other than Purchaser) and (iii) Shares held by Company stockholders who have neither voted in favor of the Merger nor consented thereto in writing and who have properly and validly perfected their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL) will be cancelled and converted into the right to receive cash in an amount equal to the Offer Price, without interest thereon and subject to any required tax withholding.

Following the Merger, all Shares will be delisted from and will cease to trade on the NASDAQ Global Market, and the Company will be deregistered under the Exchange Act.

On August 18, 2014, Kroger issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(H) to the Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Index No.

(a)(5)(H)	Press Release issued by Kroger, dated August 18, 2014.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 18, 2014

VIGOR ACQUISITION CORP.

By:	/s/ Christine S. Wheatley
Christine S. Wheatley
President

THE KROGER CO.

By:	/s/ Kevin M. Dougherty
Kevin M. Dougherty
Group Vice President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated July 18, 2014.*

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in Investor’s Business Daily on July 18, 2014.*

(a)(5)(A)	Joint Press Release issued by The Kroger Co. and Vitacost.com, Inc. on July 2, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by The Kroger Co. with the Securities and Exchange Commission on July 2, 2014).

(a)(5)(B)	Talking Points for Leaders, distributed on July 2, 2014 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by The Kroger Co. with the Securities and Exchange Commission on July 2, 2014).

(a)(5)(C)	Questions & Answers for Vitacost.com Associates, distributed on July 2, 2014 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by The Kroger Co. with the Securities and Exchange Commission on July 2, 2014).

(a)(5)(D)	Investor Script for Conference Call on July 2, 2014 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by The Kroger Co. with the Securities and Exchange Commission on July 2, 2014).

(a)(5)(E)	Complaint filed by John Ernst, individually and on behalf of all others similarly situated, on July 7, 2014, in the Circuit Court of the Fifteenth Judicial Circuit In and For Palm Beach County, Florida.*

(a)(5)(F)	Complaint filed by Marcel Heim, individually and on behalf of all others similarly situated, on July 15, 2014, in the Court of Chancery of the State of Delaware.*

(a)(5)(G)	Complaint filed by Takis P. Dionisos, on behalf of himself and all others similarly situated, on July 24, 2014, in the Court of Chancery of the State of Delaware.*

(a)(5)(H)	Press Release issued by Kroger, dated August 18, 2014.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of July 1, 2014, by and among The Kroger Co., Vigor Acquisition Corp. and Vitacost.com, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Vitacost.com, Inc. with the Securities and Exchange Commission on July 2, 2014).

(d)(2)	Tender and Support Agreement, dated as of July 1, 2014, by and among The Kroger Co., Vigor Acquisition Corp. and Jeffrey Horowitz (incorporated by reference to Exhibit 3 to the Schedule 13D filed by The Kroger Co. with the Securities and Exchange Commission on July 10, 2014).

(d)(3)	Tender and Support Agreement, dated as of July 1, 2014, by and among The Kroger Co., Vigor Acquisition Corp. and JHH Capital, LLC (incorporated by reference to Exhibit 4 to the Schedule 13D filed by The Kroger Co. with the Securities and Exchange Commission on July 10, 2014).

(d)(4)	Tender and Support Agreement, dated as of July 1, 2014, by and among The Kroger Co., Vigor Acquisition Corp. and Great Hill Investors, LLC (incorporated by reference to Exhibit 5 to the Schedule 13D filed by The Kroger Co. with the Securities and Exchange Commission on July 10, 2014).

(d)(5)	Tender and Support Agreement, dated as of July 1, 2014, by and among The Kroger Co., Vigor Acquisition Corp. and Great Hill Equity Partners III, L.P. (incorporated by reference to Exhibit 6 to the Schedule 13D filed by The Kroger Co. with the Securities and Exchange Commission on July 10, 2014).

(d)(6)	Tender and Support Agreement, dated as of July 1, 2014, by and among The Kroger Co., Vigor Acquisition Corp. and Great Hill Equity Partners IV, L.P. (incorporated by reference to Exhibit 7 to the Schedule 13D filed by The Kroger Co. with the Securities and Exchange Commission on July 10, 2014).

(d)(7)	Confidentiality Agreement, dated as of March 28, 2014, by and between The Kroger Co. and Vitacost.com, Inc.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO.